December 17, 2020

Eric Orsic, Esq.
McDermott Will & Emery LLP
444 West Lake Street
Chicago, IL 60606-0029

       Re:     Enzo Biochem, Inc.
               Revised Definitive Proxy Statement on Schedule 14A
               Filed December 15, 2020
               File No. 1-09974

Dear Mr. Orsic:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested
information. If you do not believe our comments apply to the Company   s facts
and
circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the revised definitive proxy statement unless otherwise indicated.

Supplement Dated December 15, 2020 to Proxy Statement Dated November 27, 2020

Explanatory Note, page 2

1. Refer to the third paragraph of this section. With a view towards disclosure, please
       provide the basis for the statement that    the Notice is deficient
because the Notice was
       not timely and Roumell was not a holder of record of the Company   s
common stock on
       the dates required under the Company   s By-Laws.    In responding to
this comment,
       please specify the aforementioned dates.

2. With a view towards disclosure, please advise us when the Company conveyed these deficiencies to Roumell and whether it gave Roumell an opportunity to correct such deficiencies.
 Eric Orsic, Esq.
McDermott Will & Emery LLP
December 17, 2020
Page 2

Broker Non-Votes, page 3

3. Refer to the disclosure regarding the likelihood that the NYSE will determine that none
       of the proposals may be considered a    routine    matter on which
brokers have
       discretionary authority to vote shares they hold in nominee capacity without instruction from the beneficial owners. Reconcile this statement with the subsequent statement
       regarding broker non-votes    received.    Specifically, if none of the
proposals will be
       considered routine such that there will be no broker non-votes, it is unclear how broker non-votes could be received. Please advise or revise.

Voting Securities and Votes Required, page 3

4.     We note the statement that    [b]ecause Roumell did not submit the
Notice to the Company
       at least 10 days prior to the filing of the Proxy Statement, the election of each nominee for Director (Proposal 1) is an uncontested election within the meaning
of the Company   s
       By-Laws.    With a view towards disclosure, please advise how a
shareholder would
       know when to submit such Notice.

                                             *   *    *

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions